SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 17, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

Telstra and CGI Continue Strong Partnership with Contract for Credit Assessments and Collections Platform

Contract is anchored by Strata®, a key CGI solution for the global Telecommunications Industry

Sydney, Australia, April 17, 2007 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced the signing of a contract to implement CGI’s patented Strata® solution in order to modernise the billing and customer care environment of its long-standing partner, Telstra. The Strata decisioning capabilities will be integrated with a solution based on out-of-the-box Siebel CRM, Kenan Billing and Tribold Product Catalog capabilities.

As part of the initial deployment, CGI will replace Telstra’s existing decisioning application used for Credit Assessments and centralise it on the Strata platform for both Credit Assessments and Collections. Telstra will be using a broad range of Strata’s native capabilities in monthly processing of individual and business accounts. With Strata, organizations can make profitable and efficient decisions throughout the customer life cycle and improve performance in every area, including:

▪	Customer level risk assessment for new applications,
▪	Assignment of treatment decisions for delinquent accounts,
▪	Credit limit updates, and
▪	Treatment decisions for accounts over limit.

Strata will provide out-of-the-box assessment functionality for Telstra that can easily be configured without the need for customisation and the ability to incorporate existing processes into the Strata application.

“We’re delighted Strata will become a vital part of Telstra’s new credit infrastructure to help them transform their IT environment and capabilities,” said Jonathan Light, Vice-President, Managing Director, CGI in Australia. “We are proud to be considered a long-standing, trusted partner to Telstra.”

About Strata
CGI’s decision management solution, Strata® Enterprise, integrates and leverages information from every point on the customer value chain. With improved decision support and a unified customer view, organizations obtain better response and approval rates, higher utilization and wallet share, lower attrition rates, and increased cash collection.

Strata has been implemented at more than 50 organizations worldwide, including six of the top 10 U.S. banks, seven of the top 10 U.S. telecommunications carriers, and multiple state agencies. CGI has been granted eight U.S. patents for the decision management innovations built into Strata.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate stands at $3.6 billion (US$3.1 billion) and at December 31st, 2006, CGI's order backlog was $12.6 billion (US$10.9 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information.

These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Business Development	Media Relations
Michael Shepherd	Philippe Beauregard
Director, Consulting Services	Director
Michael.shepherd@cgi.com	Corporate Communications and Public Affairs
(02) 9243 5877	philippe.beauregard@cgi.com
(514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)

Date: April 17, 2007	By /s/ David G. Masse
Name: David G. Masse
Title: Assistant Corporate Secretary